Exhibit 6.1

TO:

The Paffrath Organization, The Paffrath Family, HouseHack, Inc. and related entities.

9452 Telephone Road

Ventura, CA 93004

We appreciate the opportunity of providing you a full range of services. We anticipate those services will include:

•	Supervising and providing accounting and income tax services

•	Supervising, hiring, training, and managing necessary staff and operational employees

•	Administration services, including, but not limited to, meetings, stock register and stock issuance, receive and process investor applications, manage and direct investor operations and relations.

•	Miscellaneous functions as required to effectively direct operations

To ensure a complete understanding between us, this letter will describe the scope and limitations of the services we will provide for you. Bob Carey, CPA will be the contact person for this engagement.

What We'll Do

General Bookkeeping to include Accounts Receivable, Accounts Payable, Bank Reconciliation, Account Maintenance and preparation for in-house Financial Statements and Income Tax preparation. Consulting Services to Include Strategy Meetings, Budgeting, Process design and Implementation, Directing vendors, and Property Acquisition and Sales duties including Rental Operations.

What We Need from You

In order to complete the service, we will need to obtain information on a timely and periodic basis from your organization and personal accounts as needed. These items include the data file, supporting documents, answers to any question we might have, and any other information that we may require to complete the work of this engagement. These items and any other items that we obtain from you will be based on information provided by you and will be used without any further verification or investigation on our part.

When We'll Do It

This engagement begins on or about May 9, 2022. This engagement is made on an all-inclusive fixed rate for services provided. Flat-fee arrangement

Services Outside the Scope of this Letter

You may request that we perform additional services at a future date not contemplated by this engagement letter. If this occurs, we will communicate with you regarding the scope and estimated cost of these additional services. Engagements for additional services will necessitate that we issue a separate engagement letter to reflect the obligations of both parties.

Fees

Our fee for these services will be $35,000 gross monthly less salary and costs for Scott Swenson or replacement We are pleased to have you as a client and hope this will begin a long and pleasant association. Please date and sign a copy of this letter and return it to us to acknowledge your agreement with the terms of this engagement.

Sincerely yours,

Snarpezel.com, Inc (Consulting provider)

1000 Town Center Drive, Suite 200, Oxnard, CA 93036

/s/ Kevin Paffrath	6/29/22
Kevin Paffrath, Principal	Date